UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Capterra Financial Group, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

14073X209
(CUSIP Number)

Joseph Zimlich
262 East Mountain Avenue
Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14073X209	Page	2	of	9

1	NAMES OF REPORTING PERSONS BOCO Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

15,302,777
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
15,302,777

	10	SHARED DISPOSITIVE POWER

--0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,302,777

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – Limited Liability Company

CUSIP No.	14073X209	Page	3	of	9

1	NAMES OF REPORTING PERSONS Pat Stryker Living Trust, dated October 14, 1976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

15,302,777
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
15,302,777

	10	SHARED DISPOSITIVE POWER

--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,302,777

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – Trust

CUSIP No.	14073X209	Page	4	of	9

1	NAMES OF REPORTING PERSONS Pat Stryker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

15,302,777
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
15,302,777

	10	SHARED DISPOSITIVE POWER

--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,302,777

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	14073X209	Page	5	of	9

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Capterra Financial Group, Inc., a Colorado corporation (the “Company”), formerly known as Across America Real Estate Corp. and to be known as NexCore Healthcare Capital Corp.  The principal executive offices of the Company are located at 1621 Eighteenth Street, Suite 250, Denver Colorado 80202. As of September 3, 2010, the Company effected a two-for-one reverse stock split, which is reflected in the share numbers reported herein.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement (collectively, the “Reporting Persons”) are:

(a)	BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);

(b)	Pat Stryker Living Trust, dated October 14, 1976, as amended; and

(c)	Pat Stryker, a Colorado resident.

BOCO is a Colorado limited liability company. The principal business of BOCO is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.

The business address of each of the Reporting Persons is 262 East Mountain Avenue, Fort Collins, Colorado 80524.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On September 21, 2010, BOCO converted outstanding debt into common shares at an average price of approximately $2.17 per share and purchased 1,587,500 shares at a price of $1.00 per share, for an average acquisition price of $1.80. A total of 5,381,435 shares were issued as a result of this transaction. At the same time, an affiliate of BOCO, Safe Harbor I, LLC., converted outstanding debt into common shares at an average price of approximately $1.00 per share and received 165,392 shares. Finally, BOCO converted a total of 1,825,000 warrants into 1,825,000 common shares at a price of $0.50 per share.

On September 29, 2010, pursuant to an Interest Purchase Agreement between the Company and NexCore Group, LP, BOCO acquired 3,062,761 common shares in exchange for BOCO’s all of its limited partnership units in NexCore Group, LP.

CUSIP No.	14073X209	Page	6	of	9

BOCO’s ownership, as of October 7, 2010, is  15,302,777  shares of Common Stock as a result of the foregoing transactions.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons intend to hold the shares of Common Stock for long-term investment. The Reporting Persons have no current plan to dispose of the shares of Common Stock. Except as set forth below, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In connection with Interest Purchase Agreement described in Item 3, BOCO, GDBA Investments, LLC, another shareholder of the Company (“GDBA”), and certain former general partners of NexCore Group, LP, acting as trustees under a voting trust agreement (NexCore Trustees), entered into a Shareholders’ Agreement dated September 29, 2010. Under the Shareholders Agreement, GDBA and BOCO will together have the right to nominate one person to the Company’s Board of Directors and BOCO, GDBA, and  the NexCore Trustees each have agreed to vote their shares in favor of such nominees. Brent Backman, who is currently a director, has been nominated by BOCO and by GDBA. Further, GDBA and BOCO have agreed to nominate the Company’s officers Greg Venn and Peter Kloepfer and one individual to be determined as soon as possible after the date of the Shareholders Agreement to the Board and each have agreed to vote their shares in favor of such nominees. The BOCO/GDBA Director and the NexCore Trustees shall be entitled to mutually designate one individual to be nominated for election to the Board (the “Mutual Director”).  The initial Mutual Director shall be designated as soon as possible after the date of the Shareholders Agreement. The Board may, in its discretion, increase the size of the Board; provided however, that the Trustees will always have the right to designate a majority of the individuals to be nominated for election to the Board and there shall always be one BOCO/GDBA Director; provided, however, that  the right by the NexCore Trustees to name directors shall be terminated if the Company (i) fails to break ground on at least $30 million of new construction within twelve months of the date of the Shareholders Agreement; or (ii) fails to break ground on at least an additional $30 million of new construction within twenty-four months of the date of the Shareholders Agreement.

The rights and obligations of BOCO shall terminate on the earlier of (i) the fifth anniversary of the date hereof or (ii) the date on which BOCO no longer own shares of common stock (the “BOCO Termination Date”).  Following the BOCO Termination Date, the rights and obligations of BOCO under this Agreement shall cease but the Shareholder Agreement shall remain in effect as between the Company, GDBA, and NexCore Trustees The rights and obligations of GDBA shall terminate on the earlier of (i) the fifth anniversary of the date hereof or (ii) the date on which GDBA no longer own shares of common stock (the “GDBA Termination Date”).  Following the GDBA Termination Date, the rights and obligations of GDBA under this Agreement shall cease but the Shareholders Agreement shall remain in effect as between the Company, BOCO, and NexCore Trustees.  The rights and obligations of the NexCore Trustees shall terminate on the earlier of (i) the fifth anniversary of the date hereof or (ii) the date on which Greg Venn, Peter Kloepfer and Bob Gross cease to be Affiliates of the Company (the “NexCore Termination Date”).  Following the NexCore Termination Date, the rights and obligations of NexCore under this Agreement shall cease but this Agreement shall remain in effect as between the Company, GDBA, and BOCO. The rights and obligations of the Company under this Agreement shall terminate on the later of the BOCO Termination Date, the GDBA Termination Date, or the NexCore Termination Date.

BOCO has also entered into indemnification agreements with the Company to indemnify the Company against certain prior activities  of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Based upon information provided by the Company, there were 47,697,921 shares of Common Stock outstanding after the transactions described above. In connection with the transactions described in Item 3, the Reporting Persons beneficially, and of record, own  15,302,777  shares of Common Stock. Of this amount, the Reporting Persons are the beneficial owners of Common Stock constituting approximately 32.1% of the shares of Common Stock issued and outstanding.

CUSIP No.	14073X209	Page	7	of	9

(a)	In addition, BOCO owns a Note of the Company in the principal amount of $2,691,684.

The Note matures on March 31, 2011 and bears interest per annum at zero percent.

(b)	Each of the Reporting Persons has sole power to vote and direct the disposition of the shares for which it is deemed to be the beneficial owner.

(c)	Other than as disclosed above in Item 3, the Reporting Persons have not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

       As described above in Items 3and 4, BOCO has entered into an Interest Purchase Agreement and a Shareholders’ Agreement. BOCO has also entered into a Lockup Agreement dated September 29, 2010. All are attached as exhibits hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       See the Index of Exhibits.

CUSIP No.	14073X209	Page	8	of	9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2010	BOCO Investments, LLC

By: Bohemian Asset Management, Inc., its Manager

	By:	/s/ Joseph C. Zimlich

Name: Joseph C. Zimlich
Title: President

CUSIP No.	14073X209	Page	9	of	9

Index of Exhibits.

Exhibit 1
Interest Purchase Agreement dated September 29, 2010 by and among the Company,  BOCO Investments, LLC and others, incorporated by reference from the CapTerra Financial Group, Inc. Form 8K filing, dated October 5, 2010, as Exhibit 10.43.

Exhibit 2
Shareholders’ Agreement dated September 29, 2010 by and among the Company, BOCO Investments, LLC, GDBA Investments, LLC, and NexCore Trustees, incorporated by reference from the CapTerra Financial Group, Inc. Form 8K filing, dated October 5, 2010, as Exhibit 10.47.

Exhibit 3	Lockup Agreement dated September 29, 2010, incorporated by reference from the CapTerra Financial Group, Inc. Form 8K filing, dated October 5, 2010, as Exhibit 10.48.